FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 25, 2003

Commission File Number: 000-30932

REGUS PLC
(Translation of registrant’s name into English)

3000 Hillswood Drive
Chertsey KT16 0RS
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

REGUS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated March 6, 2003

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2003

REGUS PLC. By: /s/ Stephen Stamp Name: Stephen Stamp Title: Group Finance Director

Item 1

PRESS RELEASE

Embargoed until 12:00 noon BST, 7:00 am EST Friday 25 April 2003

PRELIMINARY RESULTS
TO 31 DECEMBER 2002

Chertsey, UK, 25 April 2003: Regus plc, the global serviced office provider (LSE: RGU.L) announces its results for the three months and the year ended 31 December 2002.

Chairman John Matthews comments: “2002 was perhaps the most challenging year in the history of the company. The economic slowdown that began in the United States in the first half of 2001 deepened during 2002 and was exacerbated by growing geopolitical uncertainty.

“It became clear early in 2002 that Regus had over expanded in some markets, most notably in the US and in particular on the West Coast of the US. Fuelled by the technology boom in the late 1990s, the West Coast economy became overheated and when the boom came to an end in early 2001, it was the West Coast that suffered most. Regus has around one third of its US centres on the West Coast.

“In 2001, we had already cut costs by over £5050 million a year but with overall revenues continuing to fall in 2002, we set about attacking the fixed cost base. In a number of our key markets we sought – with some success – to re-negotiate and re-structure our lease portfolio. Notwithstanding this, we continued to consume cash month-on-month.

“Accordingly, the Board took two decisive steps around the turn of the year:

  In December, we sold a 58% majority interest in our successful UK business to Alchemy Partners, bringing £5025.6 million into the Group immediately and at the same time, putting an additional £5016.3 million of capital into the UK business. Further contingent consideration are expected from Alchemy in 2003 and 2004, dependent on the EBITDA of the UK business.
  In January, we decided to seek creditor protection for our US business in order to allow our American subsidiary time to reorganise its business and return it to profitability. Although Chapter 11 allows lessees to terminate leases in a cost effective way, our intention is to agree space and/or rent reductions with as many landlords as possible. This is important if we are to protect the integrity of our network. Chapter 11 has no impact on the day-to-day running of our centres in the US and we plan to exit Chapter 11 sometime later in the year.

“We continue to look for ways to address our few remaining cash negative businesses. The largest of these, Germany, is currently being restructured.

“Our determined drive to attract and retain customers has resulted in increased occupancy and prices in general have stabilised. Global occupancy rose throughout the year and, including the UK, almost 60,000 customers across 51 countries now use Regus on a daily basis. This represents an increase of 11% compared with the same period in 2001. We continue to see high levels of customer satisfaction and it is clear that businesses, large and small, appreciate the significant benefits of outsourcing their property requirements.

“Looking ahead, we believe we are taking the necessary steps to secure a successful future for Regus. This includes accounting for a number of exceptional items in 2002. As the world’s largest provider of serviced offices, we have efficient systems in place and our people remain committed to delivering the very best in service to our customers around the globe.

“The transition has been a tough one and we thank our staff, shareholders, landlords, suppliers and customers for their patience and support.”

Key financials:
	3 months ended			Year ended
	31 Dec	31 Dec		31 Dec	31 Dec
	2002	2001		2002	2001
	£m	£m		£m	£m
Group turnover	106.3	118.7	-10.4%	435.6	512.6	-15%

Centre contribution*	4.3	9.5	-54.7%	22.3	77.8	-71.3%

Operating loss*	(12.0)	(11.7)	-0.3m	(44.3)	(19.0)	-25.3m

Exceptional items	(91.5)	(0.3)		(92.1)	(90.5)

Operating loss (inclusive of
JV’s)	(103.5)	(12.0)	-91.5m	(136.4)	(109.5)	-26.9m

Profit on business disposal	23.0	-		22.7	-

Loss before interest and tax	(80.5)	(12.0)	-68.5m	(113.7)	(109.5)	4.2m

EPS (basic & diluted)(p)*	(2.1)	(1.2)	-0.9p	(9.6)	(5.2)	-4.4p

EPS (basic & diluted) (p)	(14.3)	(1.2)	-13.1p	(21.9)	(21.0)	-0.9p

* before exceptional items and profit on business disposals

Enquiries:

Regus
Stephen Jolly, Group Communications Director	Tel:	+44 1932 895138

Financial Dynamics
David Yates	Tel:	+44 20 7269 7291
Robert Gurner		+44 20 7269 7221

THE “SAFE HARBOR” STATEMENT UNDER THE US PRIVATE SECURITIES REFORM ACT OF 1995

This press release contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: the Group’s future cash flow position, the Group’s cost reduction programme, expectations regarding sales, trading profit and growth, the Group’s possible or assumed future results of operations and/or those of? the Group’s associates and joint ventures, capital expenditure, ?adequacy of capital and liquidity, ?financing plans, and those preceded by, followed by, or that include the words ‘‘believe’’, ‘‘expect’’, ‘‘intend’’, ‘‘plan’’, ‘‘anticipate’’ or similar expressions.

The Company cautions that any forward-looking statements in this press release may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this press release, including, without limitation, changes in the Company’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, among other things, the nature of the serviced office market, ?the long-term nature of the Company’s lease commitments, its financing requirements, foreign exchange, ?risks of litigation, and other risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission.

You should read the Company’s Annual Report on Form 20-F, which is available without charge at the internet site of the Securities and Exchange Commission (http://www.sec.gov), for more information regarding factors that could cause actual results and developments to differ from those expressed or implied by the forward-looking statements in this document.

Results of operations

Review of fourth quarter 2002

The following table sets forth the Group’s revenue, centre contribution and workstations (i.e. weighted average number of available workstations) by geographic region and by established centres compared with new centres.

As the number of new centre openings has been significantly reduced, it is felt that the established/new comparison is no longer relevant and will not appear in future releases.

On 30 December 2002, Regus plc sold 58% of its 94 centre, UK business to Alchemy Partners. The 2 centre, 638 workstation business in Ireland was retained. All revenues and costs relating to the UK business have been included in the profit and loss statement, up to the date of disposal.

	(in £ millions, except workstations)

	Q4 - 2002			Q4 - 2001

	Revenue	Centre*** Contribution	Workstations	Revenue	Centre*** Contribution	Workstations (re-based)*

UK & Ireland	41.4	6.8	27,182	49.1	10.5	26,774
Rest of
Europe	35.8	2.5	31,171	36.4	3.9	29,748
Americas	21.5	(6.2)	23,648	25.4	(6.5)	23,781
Rest of World	7.6	1.2	5,724	7.8	1.6	5,962

	106.3	4.3	87,725	118.7	9.5	86,265

Established
centres**	97.4	5.8	80,110	88.0	15.3	54,450
New centres	8.9	(1.5)	7,615	30.7	(5.8)	31,815

	106.3	4.3	87,725	118.7	9.5	86,265

* At 1 January 2002 a complete review of workstation capacity was carried out. The number of workstations in our centres increased by 2,142 and the 2001 comparatives have been updated from those previously reported to reflect the re-basing exercise.

**Established centres are those open for 18 months or more at the period end, new centres are those open for less than 18 months at the period end.

*** Before exceptional items

Revenue

Regus’ revenue on a global basis was £106.3 million in the fourth quarter 2002 (£118.7 million in the fourth quarter 2001). The weighted average number of available workstations increased 1.7% to 87,725 from 86,265 (re-based) over the same period. In the fourth quarter 2002, Regus closed ten centres and opened one new managed centre.

Revenue from established centres was £97.4 million in the fourth quarter 2002 (2001: £88.0 million). Revenue per workstation in Regus’ established centres was £1,216 (2001: £1,616). Revenue from new centres was £8.9 million (2001: £30.7 million). Revenue per workstation in Regus’ new centres was £1,169 (2001: £965).

Revenue in the UK and Ireland was £41.4 million (2001: £49.1 million) with revenue per workstation of £1,523 (2001: £1,834). One centre was closed and a managed centre opened in the quarter.

Revenue in the Rest of Europe was £35.8 million (2001: £36.4 million). Revenue per workstation was £1,149 (2001: £1,224), an improvement on the previous quarter (£1,139). In the fourth quarter 2002, six centres were closed.

Revenue in the Americas was £21.5 million (2001: £25.4 million) with revenue per workstation of £909 (2001: £1,068). Regus closed two centres in the quarter.

Revenue in the Rest of the World was £7.6 million (2001: £7.8 million). Revenue per workstation increased 2% on the previous quarter to £1,328 (2001: £1,308). One centre was closed in the quarter.

Centre contribution

Centre contribution before exceptional items, on a global basis was £4.3 million in the fourth quarter 2002 (2001: £9.5 million). Centre contribution from established centres was £5.8 million (2001: £15.3 million) with a centre contribution margin in established centres of 6% (2001: 17%). Centre contribution from new centres improved to a negative £1.5 million (2001: negative £5.8 million).

Centre contribution in the UK and Ireland was £6.8 million (2001: £10.5 million). Centre contribution margin was 16.4% in the fourth quarter (2001: 21%).

In the Rest of Europe, centre contribution was £2.5 million (2001: £3.9 million). Centre contribution margin in the Rest of Europe was 7% in the fourth quarter (2001: 11%).

Centre contribution from the Americas was a negative £6.2 million, an improvement compared with a negative £6.5 million in 2001.

Centre contribution in the Rest of the World was £1.2 million (2001: £1.6 million). Centre contribution margin in the Rest of the World was 16% in the fourth quarter (2001: 21%).

Administrative expenses

Administrative expenses before exceptional items but including goodwill amortisation decreased 21% to £15.4 million (2001: £19.4 million) due to the effects of the cost reduction programme. Overall, administrative expenses fell to 14.4% of revenues compared to 16.3% in the fourth quarter of 2001, before exceptional items. Sales and marketing costs decreased 18% to £8.7 million (2001: £10.6 million), and also decreased as a percentage of revenue to 8.2% (2001: 8.9%). Regional and central overheads decreased by 24% to £6.7 million (2001: £8.8 million) and decreased as a percentage of revenue to 6.2% (2001: 7.4%).

Liquidity and capital resources

Cash at bank and in hand at 31 December 2002 was £58.6 million of which £29.9 million was free cash, including the net cash impact of £15.6m received so far, from the sale of 58% of the UK business. This compares with cash at bank at 30 September 2002 of £66.9 million of which £35.4 million was free cash.

Total indebtedness at 31 December 2002 was £11.0 million, including a £5 million loan from Regus UK. The Group also had outstanding finance lease obligations of £25.2 million, of which £11.8 million is due within one year. Total indebtedness at 30 September 2002 was £18.3 million, including £12.0 million in respect of the convertible debentures (see below).

Cash outflow from operating activities in the year ended 31 December 2002 was £10.8 million, with an outflow relating to working capital of £9.5 million. The net working capital outflow in the three months was £14.3 million, which comprised a decrease in creditors of £28.7 million offset by a decrease in debtors of £14.4 million.

Net cash outflow before management of liquid resources and financing for the three months was £7.2 million after paying tax of £1.1 million, interest (net) of £0.8 million and net capital expenditure of £3.5 million, offset by a net cash benefit from the sale of a share of the UK business of £15.6 million.

By the end of December, the Group had repaid all of the 5 percent unsecured, senior convertible debentures issued in December 2001. No further charge will be incurred in relation to this financing.

Net cash (cash at bank less total indebtedness and finance leases) increased from £20.7 million at 30 September 2002 to £22.4 million at 31 December 2002.

Maintaining adequate liquidity in the Regus Group continues to be the board’s highest priority. The sale of a majority stake in the UK business and the filing under Chapter 11 in the US are evidence of this. Based upon the assumptions set out in note 5, the directors have prepared the accounts on a going concern basis. In particular, the directors recognise that the outcome of Chapter 11 proceedings is unpredictable and the Group is reliant upon the timely receipt of substantially all of the deferred consideration from Alchemy.

Exceptional items

Included in the results for the year to December 2002 were pre-tax exceptional charges totalling £92.1 million (2001 - £90.5 million) as follows:

Cost of Sales

Onerous lease provisions and related closure costs (£54.3 million)

The Group has identified loss-making centres where the lease is effectively onerous. In these circumstances we have provided for the fair value of the exit cost or the net loss to the next break point. £34.2 million of these costs relate to restructuring our joint ventures and to corporate guarantees included in the Chapter 11 filing and have been included as an exceptional item under admin expenses within the profit and loss statement.

Write-down in tangible assets (£36.9 million)

The directors have determined that there has been a permanent impairment to the value of tangible assets in centres expected to trade at a loss or to be closed, in total or in part, before the end of the lease term.

Administration Expenses

Write-down of acquisition goodwill (£4.0 million)

The directors have determined that there has been a further impairment to the value of goodwill arising from prior year acquisitions and have written off the balance in its entirety.

Fees in respect of aborted business sales and mergers (£0.7 million)

Professional fees incurred on possible business disposals and mergers subsequently aborted.

Business interruption insurance receipt (credit of £3.8 million)

Partially offsetting the above charges, monies were received for the loss of a business centre, following the tragic events of 11 September 2001.

Prior year exceptional items

The exceptional pre-tax charge of £90.5 million in 2001 included costs related to the reduction in workstation capacity (£37.4m), restructuring costs (£5.4m), write-down related to ESOP (£32.6m), write-down of software development assets (£4.6m), fees in respect of the aborted merger with HQ Global Workplaces (£3.3m), write-down of acquisition goodwill (£4.9m) and non-recoverable Ryder Cup expenditure (£2.3m).

Profit/(loss) on sale of group undertakings

In the year, two Group undertakings were sold which generated a £22.7 million net profit. The most significant transaction was the sale of a 58% interest in the UK business to Alchemy Partners, which contributed £23.0 million. In addition, the Romanian business was sold to a franchisee at a small loss of £0.3 million.

Regus plc
Consolidated profit and loss account
For the 3 and 12 months ended 31 December 2002 and 31 December 2001

	3 months	3 months	Year ended	Year ended
	ended	ended	31 Dec ‘02	31 Dec ‘01
	31 Dec ‘02	31 Dec ‘01	(unaudited)	(audited)
	(unaudited)	(audited)
	£’000	£’000	£’000	£’000

Turnover (including share of joint ventures)	108,764	121,671	445,407	524,622

Less: Share of turnover of joint ventures	(2,511)	(2,986)	(9,803)	(11,989)

Group turnover	106,253	118,685	435,604	512,633

Cost of sales before exceptional items	(101,936)	(109,195)	(413,339)	(434,787)

Exceptional items	(56,346)	(419)	(56,972)	(37,955)

Cost of sales (centre costs)	(158,282)	(109,614)	(470,311)	(472,742)

Gross (loss)/profit (centre contribution)	(52,029)	9,071	(34,707)	39,891

Administration expenses before exceptional items	(15,356)	(19,392)	(61,076)	(91,255)

Exceptional items	(35,096)	86	(35,096)	(52,591)

Administration expenses	(50,452)	(19,306)	(96,172)	(143,846)

Group operating loss	(102,481)	(10,235)	(130,879)	(103,955)

Share of operating loss in joint ventures	(996)	(1,757)	(5,497)	(5,572)

Total operating loss: Group and share of joint
ventures	(103,477)	(11,992)	(136,376)	(109,527)

Profit on sale of group undertakings	22,993	-	22,716	-

Loss on ordinary activities before interest	(80,484)	(11,992)	(113,660)	(109,527)

Net interest payable
- Group	(735)	(823)	(5,265)	(304)
- Joint ventures	(28)	(80)	(139)	(250)

Loss on ordinary activities before tax	(81,247)	(12,895)	(119,064)	(110,081)

Tax on loss on ordinary activities	520	5,310	(5,480)	(10,090)

Loss on ordinary activities after tax	(80,727)	(7,585)	(124,544)	(120,171)

Minority interests (equity)	213	650	1,145	1,933

Retained loss for the period	(80,514)	(6,935)	(123,399)	(118,238)

Loss per ordinary share:
Basic & diluted (p)	(14.3)	(1.2)	(21.9)	(21.0)
Basic & diluted before exceptional items
and profit on disposal (p)	(2.1)	(1.2)	(9.6)	(5.2)

All results arose from continuing operations

Regus plc
Consolidated balance sheet
As at 31 December 2002 and 31 December 2001

	As at	As at
	31 Dec 2002	31 Dec 2001
	(unaudited)	(audited)
	£’000	£’000
Fixed assets
Intangible assets	-	4,307
Tangible assets	93,772	242,299
Investments
Investments in own shares	3,805	3,805
Other investments	29	33
Interest in joint ventures:

Share of gross assets	-	15,656
Share of gross liabilities	-	(14,562)

	-	1,094
Interest in associate	12,458	-

Total investments	16,292	4,932

	110,064	251,538

Current assets
Stock	293	392
Debtors: amounts falling due within one year	59,025	114,288
Debtors: amounts falling due after one year	-	3,000
Cash at bank and in hand	58,610	117,074

	117,928	234,754

Creditors: amounts falling due within one year (including
convertible debt)	(177,963)	(344,392)
Provision for deficit on joint ventures

Share of gross assets	8,630	-
Share of gross liabilities	(10,253)	-

	(1,623)	-

Provisions for liabilities and charges due within one year	(17,214)	(19,953)

Net current liabilities	(78,872)	(129,591)

Total assets less current liabilities	31,192	121,947

Creditors: amounts falling due after more than one year	(19,796)	(24,806)

Provisions for liabilities and charges due after more than one year	(40,028)	(8,349)

Net (liabilities)/assets	(28,632)	88,792

Capital and reserves
Called up share capital	29,110	29,106
Share premium account	279,765	279,765
Other reserves	6,508	4,056
Profit and loss account	(343,775)	(224,482)

Equity shareholders’ (deficit)/funds	(28,392)	88,445

Equity minority interests	(240)	347

	(28,632)	88,792

Regus plc
Consolidated cash flow statement
For the twelve months ended 31 December 2002 and 31 December 2001

	Year ended	Year ended
	31 Dec 02	31 Dec 01
	(unaudited)	(audited)
	£’000	£’000

Cash (outflow)/inflow from continuing operating activities
Net cash inflow before exceptional items	5,820	56,140
Outflow relating to exceptional items	(16,603)	(12,144)

Net cash (outflow)/inflow from continuing operating activities	(10,783)	43,996

Returns on investments and servicing of finance
Interest received	1,901	3,906
Interest paid	(2,051)	(252)
Interest paid on finance leases	(2,637)	(3,351)

	(2,787)	303

Taxation
Tax paid	(4,077)	(6,275)

	(4,077)	(6,275)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(15,274)	(105,633)
Sale of tangible fixed assets	394	3,052
Sale of leased tangible fixed assets	163	-
Purchase of Investments	-	(26)

	(14,717)	(102,607)

Acquisitions and disposals
Sale/(purchase) of subsidiary undertakings	16,236	(5,712)
Investments in joint ventures	(743)	(5,631)

	15,493	(11,343)

Cash outflow before management of liquid resources and financing	(16,871)	(75,926)

Management of liquid resources	55,426	45,643

Financing	(32,276)	22,714

Increase/(decrease) in cash in the period	6,279	(7,569)

Regus plc
Statement of total recognised gains and losses
For the twelve months ended 31 December 2002 and 31 December 2001

	Year ended	Year ended
	31 Dec 2002	31 Dec 2001
	(unaudited)	(audited)
	£’000	£’000

Retained loss for the financial year	(123,399)	(118,238)

Currency translation differences	4,108	197

Total recognised gains and losses for the year	(119,291)	(118,041)

Reconciliation of movements in consolidated shareholders’ funds
	Year ended	Year ended
	31 Dec 2002	31 Dec 2001
	(unaudited)	(audited)
	£’000	£’000

Retained loss for the financial year	(123,399)	(118,238)

Ordinary shares issued net of issue costs	4	3,396

Currency translation differences	4,108	197

Reclassification of fair value of warrants to non-distributable reserves	2,450	-

Decrease in shareholders’ funds	(116,837)	(114,645)

Shareholders’ funds at 1 January	88,445	203,090

Shareholders’ (deficit)/funds at period end	(28,392)	88,445

Notes

1. Segmental reporting

Turnover:

	3 months ended		Year ended
	31 December		31 December
	2002	2001	2002	2001
	(unaudited)	(audited)	(unaudited)	(audited)
	£’000	£’000	£’000	£’000

UK & Ireland	42,321	49,903	176,680	215,188
Rest of Europe	35,777	36,429	140,116	151,879
Americas	23,077	27,508	98,109	124,096
Rest of World	7,589	7,831	30,502	33,459

	108,764	121,671	445,407	524,622

Total Group	106,253	118,685	435,604	512,633
Total joint ventures	2,511	2,986	9,803	11,989

Loss before interest and tax:

	3 months ended		Year ended
	31 December		31 December
	2002	2001	2002	2001
	(unaudited)	(audited)	(unaudited)	(audited)

	£’000	£’000	£’000	£’000

UK & Ireland	2,799	5,984	17,228	45,395
Rest of Europe	(1,846)	1,182	(7,660)	5,376
Americas	(10,235)	(10,688)	(38,327)	(39,899)
Rest of World	421	1,411	(763)	(1,871)
Other office costs	(3,174)	(9,548)	(14,786)	(27,982)
Exceptional Items	(91,442)	(333)	(92,068)	(90,546)
Profit on sale of group undertakings	22,993	-	22,716	-

	(80,484)	(11,992)	(113,660)	(109,527)

Total Group	(79,488)	(10,235)	(108,163)	(103,955)
Total joint ventures	(996)	(1,757)	(5,497)	(5,572)

Figures for 2001 have been re-stated to exclude internal management fees.

2 . Exceptional items – cost/(income)

	3 months ended		Year ended
	31 December		31 December
	2002	2001	2002	2001
	(unaudited)	(audited)	(unaudited)	(audited)
	£’000	£’000	£’000	£’000

Onerous leases and related closure
costs	49,999	419	54,275	42,910
Write-down of software assets	-	-	-	4,566
Impairment of acquisition goodwill	4,003	169	4,003	4,916
Impairment of investment in own shares	-	(295)	-	32,621
Aborted business sales and mergers	598	40	721	3,283
Write-down of tangible assets	36,842	-	36,842	-
Non-recoverable Ryder Cup expenditure	-	-	-	2,250
Business interruption insurance receipt	-	-	(3,773)	-

	91,442	333	92,068	90,546

3. Loss per share

Losses per share are calculated using the following:

	3 months ended		Year ended
	31 December		31 December
	2002	2001	2002	2001
	000’s	000’s	000’s	000’s

Loss before exceptional items and business
disposals	(12,065)	(6,602)	(54,047)	(29,306)
Exceptional Items	(91,442)	(333)	(92,068)	(90,546)
Tax on exceptional item	-	-	-	1,614
Profit and loss on business disposal	22,993	-	22,716	-

Loss after exceptional items	(80,514)	(6,935)	(123,399)	(118,238)

Ordinary shares
– basic & fully diluted	564,073	563,983	564,052	563,528

4. (a) Reconciliation of operating loss to net cash (outflow)/inflow from operating activities

	Year ended	Year ended
	31 Dec 02	31 Dec 01
	(unaudited)	(audited)
	£’000	£’000
Continuing operations
Operating loss	(130,879)	(103,955)
Depreciation charge	56,074	63,887
Goodwill amortisation	238	196
Loss/(profit) on disposal of fixed assets	894	(32)
Impairment of goodwill	4,002	4,916
Impairment of fixed assets	36,842	12,166
Impairment of investment of own shares	-	41,395
Increase in provisions	31,548	28,165
Decrease/(increase) in stocks	104	(109)
Decrease in debtors	25,114	17,208
Decrease in creditors	(34,720)	(19,841)

Net cash (outflow)/inflow from continuing operations	(10,783)	43,996

The cash outflow for 2002 includes a £24.3 million outflow relating to the exceptional item charged during the previous year and a £7.6 million inflow relating to the exceptional items charged during the current year. The cash inflow for 2001 includes a £12.1 million outflow relating to the exceptional item charged during that year.

4. (b) Financing and management of liquid resources

	Year ended	Year ended
	31 Dec 02	31 Dec 01
	(unaudited)	(audited)

	£’000	£’000
Management of liquid resources

New cash deposits	(18,603)	(50,981)
Repayment of cash deposits	74,029	96,624

	55,426	45,643

Financing
New loans	5,850	42,180
Repayment of loans	(41,063)	(4,566)
Payment of principal under finance leases	(13,979)	(16,793)
Issue of equity shares by subsidiary	16,916	1,985
Issue costs	-	(92)

	(32,276)	22,714

4. (c) Reconciliation of net cash flow to movement in net funds

	Year ended	Year ended
	31 Dec 02	31 Dec 01
	(unaudited)	(audited)
	£’000	£’000

Increase/(decrease) in cash in the period	6,279	(7,569)
Cash outflow/(inflow) from change in borrowings and finance leases	49,192	(20,821)
Cash inflow from change in liquid resources	(55,426)	(45,643)

Change in net funds from cash flows	45	(74,033)

Business acquisitions and disposals	(6,651)	(783)
Other non-cash items:
New finance leases	(4,446)	(22,901)
Translation difference	2,407	(1,267)

Movement in net funds in the period	(8,645)	(98,984)

Net funds at 1 January	31,029	130,013

Net funds at 31 December	22,384	31,029

4. (d) Analysis of changes in net funds

	At 1st					At 31st
	Jan			Non-cash	Exchange	Dec
	2002	Cashflow	Disposals	changes	movement	2002
	£’000	£’000	£’000	£’000	£’000	£’000

Cash at the bank and in	24,247	4,833	-	(2)	(13)	29,065
hand
Overdrafts	(2,781)	1,446	-	-	82	(1,253)

	21,466	6,279	-	(2)	69	27,812

Debt due after 1 year	(1,330)	(5,671)	-	744	(9)	(6,266)
Debt due within 1 year	(43,961)	40,883	-	(745)	297	(3,526)
Finance leases due after	(23,064)	11,103	408	(2,898)	1,058	(13,393)
1 year
Finance leases due within	(14,909)	2,877	941	(1,547)	850	(11,788)
1 year

	(83,264)	49,192	1,349	(4,446)	2,196	(34,973)
Liquid resources	92,827	(55,426)	(8,000)	2	142	29,545

	31,029	45	(6,651)	(4,446)	2,407	22,384

Liquid resources at 31 December 2002 include cash held on deposit of which £2.6 million (December 2001: £3.2 million) relates to collateral against bank loans and £26.1 million (December 2001: £28.4 million) relates to deposits which are held by banks as security for the issuance of bank guarantees to support lease commitments by Regus operating companies. These amounts are blocked and are not available for use by the group.

Debt due within one year at 1 January 2002 included £40 million in respect of a convertible bond, which was repaid in full during the year.

Non-cash changes comprise new finance leases and reclassifications between categories.

4. (e) Consolidated cash flow statement for the three months ended 30 December 2002

3 months
ended
31 Dec 02
(unaudited)
£’000
Cash outflow from continuing operating activities
Net cash outflow before exceptional items	(12,517)
Outflow related to exceptional item	(4,914)

Net cash outflow from continuing operating activities	(17,431)

Returns on investments and servicing of finance
Interest received	557
Interest paid	(690)
Interest paid on finance leases	(658)

(791)

Taxation
Tax paid	(1,054)

(1,054)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(3,741)
Sale of owned tangible fixed assets	55
Sale of tangible fixed assets	163

(3,523)

Acquisitions and disposals
Sale of subsidiary undertakings	15,586
Investments in joint ventures	3

15,589

Cash outflow before management of liquid resources and financing	(7,210)

Management of liquid resources	(2,924)

Financing	6,420

Decrease in cash in the period	(3,714)

5. Basis of preparation

The financial information set out above does not constitute the Company’s statutory accounts. The financial information for 2001 is derived from the statutory accounts for the year, which have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

Going Concern

Excluding the cash impact from the sale of the UK business, the Group recorded a cash outflow in 2002 of £9.3 million. At 31 December 2002, the Group has net current liabilities of

£78.9 million and net liabilities of £28.6 million. In 2002, Regus UK was the largest cash generative business although, following its sale in December 2002, the Group no longer has access to these cash flows. The remainder of the Regus Group, comprises a mixture of cash positive and cash negative businesses, the most cash negative of which are the US and German businesses.

United States of America

In the year ended 31 December 2002, Regus’ US business recorded an operating loss before exceptional items of £35.5 million. Regus had invested significantly in new centres on the West Coast of the US in response to demand from technology companies in particular. As the general economic downturn took effect, which was felt most acutely in the technology sector, losses in Regus’ US business widened as demand for serviced offices fell. Throughout most of 2002, Regus sought to restructure the terms of its leases and related guarantees through bilateral negotiation with US landlords with the objective of bringing Regus US to cash break-even or better.

Despite substantial progress towards a negotiated settlement, Regus was unable to reach a satisfactory settlement with US landlords within the necessary timeframe and therefore on 14 January 2003 Regus’ US subsidiaries, Regus Business Centre Corp (“Regus US”) and Stratis Business Centers Inc (”Stratis”) each filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code in the Court of the Southern District of New York. Regus plc and Regus Business Centre BV, which are holding companies for the Regus Group and have both given guarantees in relation to certain leasehold liabilities of the US business, also filed for relief under Chapter 11. Regus plc and Regus Business Centre BV are not engaged in any form of administrative proceedings or other arrangement with creditors outside the US.

Chapter 11 gives each Regus company which has filed for Chapter 11 legal protection from its US creditors by immediately freezing all pre-existing financial claims of those creditors both in US and non-US Courts. Thus, although US landlords may have claims pursuant to guarantees given by either Regus plc or Regus Business Centre BV, notwithstanding that neither Regus entity is US domiciled, any claims against those entities fall within the jurisdiction of the US Courts and benefit from the protections afforded by Chapter 11.

Under Chapter 11, Regus US is able to elect whether it wishes to affirm or reject leases on a case-by-case basis. To the extent that a lease is rejected, the statutory maximum claim, in respect of future rent that the landlord would have against each of the relevant lessee companies and the relevant guarantor will be limited to the higher of (i) one year’s rent or (ii) 15% of the remaining lease term, not to exceed three years, in each case under the relevant lease. In the absence of Chapter 11, the termination of a lease would require the lessee (or the guarantor) to pay all the rent due on the balance of lease, subject to any mitigation by the landlord.

Regus US is party to 74 real property leases and a further 8 equipment leases in the US and, through a joint venture company, is party to a further 12. Most real property leases have 8-10 years unexpired term. Regus US expects to use the provisions of Chapter 11 to reject some property leases. In respect of the remaining US property leases, including leases held by a joint venture company, negotiations with US landlords are at an advanced stage. These negotiations anticipate modifications to existing leases including reductions in space and/or rent in return for a compensation payment by Regus.

Once negotiations with US landlords and other US creditors are concluded, Regus will prepare a Plan of Re-organisation which will include proposals for the payment of claims and compensation payments. These payments are likely to be paid over an extended period of time out of the projected cash flows of the Regus Group. Once the Plan of Re-organisation has been agreed by US creditors and confirmed by the US Court, payment of settlements to US creditors can begin and each Regus Chapter 11 Company can emerge from Chapter 11 protection. The process of preparing, agreeing, filing and approving a Plan of Re-organisation is likely to take a number of months.

The Group is conducting its Chapter 11 proceedings in the belief that they will be concluded successfully, that the group will achieve its projected cash flows and thereby be able to meet the Court-approved plan of re-organisation.

Germany

In the year ended 31 December 2002, Regus’ German business recorded an operating loss before exceptional items of £3.0 million. The German business has also been re-organised with a view to bringing the German business to cash break-even or better on a run rate basis. This reorganisation has involved re-negotiation of certain leases and may ultimately result in the closure of one small cash-negative German subsidiary.

Other factors

On 30 December 2002, Regus sold a 58% interest in its UK business to Alchemy Partners (“Alchemy”). Alchemy subscribed £16.3 million for new shares and paid Regus £25.6 million for existing shares in the UK business. At the same time, Regus repaid a £10.5 million loan from the UK business, leaving the Regus Group with net cash from the transaction of £15.1 million. In addition, deferred consideration is receivable by Regus in two tranches: the first tranche of up to £10 million is dependent upon the EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) for the year ended 31 December 2002 and net current liabilities and net cash at 31 December 2002 of the UK business meeting certain parameters; and a second tranche equivalent to 70% of the amount by which EBITDA for the year ended 31 December 2003 exceeds £29 million. Regus is also entitled to receive 42% of any dividends declared by the UK business.

At the 31 December, the Group had available free cash balances of £29.9m, but no other undrawn bank facilities. Accordingly, the Group is reliant upon existing cash resources and operating cash flows to fund its ongoing activities.

The financial statements have been prepared on the going concern basis, which assumes that:

  A Plan of Re-organisation, acceptable to Regus, will be approved by US creditors and the US courts. A Plan of Re-organisation acceptable to Regus is one which will enable Regus US to achieve cash break-even within a reasonably short timeframe and will result in a payment profile of claims which can be met out of future cash flows of the Group.
  Regus’ German business will also be successfully restructured so to achieve cash break-even within a few months;
  Regus receives all or substantially all the deferred consideration receivable from Alchemy in respect of the sale of a majority stake in the UK business on a timely basis.
  and
  No significant deterioration in current trading.

Nevertheless, the outcome of the Chapter 11 proceedings is unpredictable and so there is uncertainty over the Group’s ability to continue as a going concern in its present form. The Directors recognise that there is a risk that this will not be possible. If the going concern basis were to be an inappropriate basis of preparation, it would be necessary to provide for the expenses of realising the group assets, reducing their values to realisable amounts in these circumstances and provide for unsettled claims to the extent that these are not covered by existing provisions for asset impairments and onerous lease obligations.